FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2018 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Five Fiscal Years Ended March 31, 2018

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-209596) of the registrant, filed with the SEC on February 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U. S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“Nomura”) as of March 31, 2018. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2018.

Millions of yen
As of March 31, 2018
Short-term borrowings	¥743,497
Long-term borrowings	7,382,507
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2018
Issued—3,643,562,601 shares as of March 31, 2018
Outstanding—3,392,937,486 shares as of March 31, 2018	594,493
Additional paid-in capital	675,280
Retained earnings	1,696,890
Accumulated other comprehensive income (loss)	(59,356)

Total NHI shareholders’ equity before treasury stock	2,907,307
Common stock held in treasury, at cost—250,625,115 shares as of March 31, 2018	(157,987)

Total NHI shareholders’ equity	2,749,320
Noncontrolling interests	50,504

Total equity	2,799,824

Total capitalization and indebtedness	¥10,925,828

Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥5,189 million as of March 31, 2018.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the five years ended March 31, 2018, in accordance with U.S. GAAP.

	Millions of yen
	Fiscal year ended March 31
	2014	2015	2016	2017	2018
Earnings:
Pre-tax income (loss) before adjustment for income or loss from equity investees	¥323,808	¥303,730	¥131,241	¥289,795	¥293,642
Add: Fixed charges	274,774	326,412	327,415	312,320	475,189
Distributed income of equity investees	8,306	8,256	11,031	11,941	13,290

Earnings as defined	¥606,888	¥638,398	¥469,687	¥614,056	¥782,121

Fixed charges	¥274,774	¥326,412	¥327,415	¥312,320	¥475,189
Ratio of earnings to fixed charges(1)	2.2	2.0	1.4	2.0	1.6

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.